SUB-ITEM 77I
Terms of new or amended securities

CRM Mutual Fund Trust has offered two new series, CRM
Global Opportunity Fund and CRM International Opportunity
Fund, each of which is comprised of two classes of shares, Investor and Institutional. Each share of the classes of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in CRM Mutual Fund Trust's Declaration of Trust and Bylaws.